SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549
SCHEDULE TO
 (Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
 of the Securities Exchange Act of 1934
A&Q Masters Fund
 (Name of Issuer)
A&Q Masters Fund
 (Name of Person(s) Filing Statement)
Shares of Beneficial Interest
 (Title of Class of Securities)
N/A
 (CUSIP Number of Class of Securities)
Michael Kim, Esq.
UBS Hedge Fund Solutions LLC
1285 Avenue of the Americas
New York, New York 10019
(888) 793-8637
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:

Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038
(212) 806-5400
June 22, 2016
(Date Tender Offer First Published,
 Sent or Given to Security Holders)
CALCULATION OF FILING FEE
Transaction Valuation: $40,000,000 (a)	Amount of Filing Fee: $4,028.00 (b)
(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b)	Calculated at 0.01007% of the Transaction Valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO relates to a tender offer by A&Q Masters Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the "Fund"), to purchase shares of beneficial interest of the Fund (the "Shares").  Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will purchase up to $40,000,000 of Shares that are tendered and not withdrawn prior to the end of the day on July 20, 2016, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase.  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.
ITEM 3.                          Identity and Background of Filing Person.
(a)            The name of the filing person is A&Q Masters Fund.  The principal executive office of the Fund and UBS Hedge Fund Solutions LLC (the "Adviser") is located at 600 Washington Boulevard, Stamford, Connecticut 06901 and the telephone number is (203) 719-1428.  The Fund's Executive Officers are:  William J. Ferri, Principal Executive Officer; Dylan Germishuys, Principal Accounting Officer; and Frank S. Pluchino, Chief Compliance Officer.  The Fund's Trustees are:  Virginia G. Breen; Meyer Feldberg; George W. Gowen; and Stephen H. Penman.  The address of the Fund's Executive Officers and Directors is c/o UBS Hedge Fund Solutions LLC, 600 Washington Boulevard, Stamford, Connecticut 06901.
ITEM 10.                       Financial Statements.
(a)            (1)            Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to shareholders pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:
Audited financial statements for the fiscal year ended March 31, 2015, previously filed with the SEC on Form N-CSR on June 8, 2015; and
Audited financial statements for the fiscal year ended March 31, 2016, previously filed with the SEC on Form N-CSR on June 6, 2016.
            (2)            The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.
            (3)            Not applicable.
            (4)            Net asset value per Share of $924.22 (April 30, 2016).
(b)           The Fund's assets will be reduced by the value of the Shares purchased in the tender offer.  Thus, income relative to assets may be affected by the tender offer.
ITEM 12.                          Exhibits.
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Shareholders in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
A&Q MASTERS FUND

By:	/s/ Dylan Germishuys
	Name:	Dylan Germishuys
	Title:	Authorized Signatory
June 22, 2016
EXHIBIT INDEX
Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Shareholders in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.